Filed pursuant to Rule 424(b)(3)

Registration Statement File No. 333-156397

PROSPECTUS SUPPLEMENT NO. 6

DATED AUGUST 11, 2010

TO

PROSPECTUS DATED AUGUST 12, 2009

Cover-All Technologies Inc.

This Prospectus Supplement No. 6 supplements information contained in our Prospectus dated August 12, 2009 as supplemented by the Prospectus Supplement No. 1 dated August 14, 2009, the Prospectus Supplement No. 2 dated September 24, 2009, the Prospectus Supplement No. 3 dated November 13, 2009, the Prospectus Supplement No. 4 dated May 7, 2010 and the Prospectus Supplement No. 5 dated May 11, 2010 (as so supplemented, the “Prospectus”), relating to the offer and sale by the selling stockholders listed in the Prospectus of up to 9,876,584 shares of common stock of Cover-All Technologies Inc., and should be read in conjunction with the Prospectus. We will not receive any proceeds from the sale of the shares of common stock by selling stockholders.

This Prospectus Supplement includes the attached Quarterly Report on Form 10-Q of Cover-All Technologies Inc. for the quarterly period ended June 30, 2010, filed with the Securities and Exchange Commission on August 10, 2010.

_________________

BEFORE PURCHASING ANY OF THE SECURITIES COVERED BY THE PROSPECTUS, CAREFULLY READ AND CONSIDER THE RISK FACTORS INCLUDED IN THE PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus Supplement is August 11, 2010

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-Q

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ________________

Commission file number:  0-13124

COVER-ALL TECHNOLOGIES INC.

 (Exact Name of Registrant as Specified in Its Charter)

Delaware	13-2698053
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)
55 Lane Road, Fairfield, New Jersey	07004
(Address of principal executive offices)	(Zip code)

973-461-5200

(Registrant’s telephone number, including area code)

None

 (Former name, former address and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes [X]    No  [   ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [   ]     No  [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer [   ]

Accelerated filer [   ]

Non-accelerated filer   [   ] (Do not check if a smaller reporting company)

Smaller reporting company [X]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes [   ]     No  [X]

Indicate the number of shares outstanding of each of the issuer’s classes of common stock, as of the latest practicable date.

Class	Outstanding at August 10, 2010
Common Stock, $.01 par value per share	24,809,800 shares

COVER-ALL TECHNOLOGIES INC. AND SUBSIDIARY

.   .   .   .   .   .   .   .   .   .

PART I:

  FINANCIAL INFORMATION

Item 1.

  Financial Statements.

COVER-ALL TECHNOLOGIES INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	June 30, 2010	December 31, 2009
	(Unaudited)
Assets:
Current Assets:
Cash and Cash Equivalents	$ 4,690,520	$ 4,324,446
Accounts Receivable (Less Allowance for Doubtful Accounts of $25,000 in 2010 and 2009)	3,282,682	5,086,482
Prepaid Expenses	757,962	415,491
Deferred Tax Asset	794,750	806,750
Total Current Assets	9,525,914	10,633,169
Property and Equipment – At Cost:
Furniture, Fixtures and Equipment	947,960	624,266
Less: Accumulated Depreciation	437,929	371,329
Property and Equipment – Net	510,031	252,937
Goodwill	1,039,115	—
Capitalized Software (Less Accumulated Amortization of $12,322,798 and $11,966,365, respectively)	4,116,390	2,341,960
Customer Lists/Relationship (Less Accumulated Amortization of $16,093 and $0, respectively)	203,907	—
Non-Compete Agreements (Less Accumulated Amortization of $14,044 and $0, respectively)	145,956	—
Deferred Tax Asset	1,660,750	1,660,750
Other Assets	218,983	110,151
Total Assets	$ 17,421,046	$ 14,998,967

The Accompanying Notes are an Integral Part of These Consolidated Financial Statements.

COVER-ALL TECHNOLOGIES INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	June 30, 2010	December 31, 2009
	(Unaudited)
Liabilities and Stockholders’ Equity:
Current Liabilities:
Accounts Payable	$ 529,065	$ 208,814
Current Portion of Long Term Debt	400,000	—
Accrued Expenses Payable	625,563	1,275,058
Taxes Payable	104,307	139,035
Deferred Charges	42,531	27,510
Unearned Revenue	2,262,312	1,750,303
Total Current Liabilities	3,963,778	3,400,720
Long Term Liabilities:
Long Term Debt	200,000	—
Deferred Charges	70,061	96,333
Total Liabilities	4,233,839	3,497,053
Commitments and Contingencies	—	—
Stockholders’ Equity: Common Stock, $.01 Par Value, Authorized 75,000,000 Shares; 25,011,670 and 24,885,656 Shares Issued and 24,809,800 and 24,683,786 Shares Outstanding, Respectively	250,117	248,856
Paid-In Capital	30,101,256	29,703,254
Accumulated Deficit	(16,999,272)	(18,285,302)
Treasury Stock – At Cost – 201,870 Shares	(164,894)	(164,894)
Total Stockholders’ Equity	13,187,207	11,501,914
Total Liabilities and Stockholders’ Equity	$ 17,421,046	$ 14,998,967

The Accompanying Notes are an Integral Part of These Consolidated Financial Statements.

COVER-ALL TECHNOLOGIES INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
Revenues:
Licenses	$ 396,197	$ 83,415	$ 1,447,321	$ 306,393
Maintenance	1,400,043	1,252,475	2,718,201	2,497,479
Professional Services	2,262,471	890,619	3,011,042	1,986,567
Applications Service Provider (“ASP”) Services	636,286	512,964	1,271,904	1,003,688
Total Revenues	4,694,997	2,739,473	8,448,468	5,794,127
Cost of Revenues:
Licenses	332,519	232,990	659,040	492,320
Maintenance	674,907	624,155	1,308,147	1,196,555
Professional Services	1,505,471	412,171	1,851,839	938,522
ASP Services	425,394	379,782	840,519	772,633
Total Cost of Revenues	2,938,291	1,649,098	4,659,545	3,400,030
Direct Margin	1,756,706	1,090,375	3,788,923	2,394,097
Operating Expenses:
Sales and Marketing	398,605	222,421	758,391	436,523
General and Administrative	505,353	466,625	948,209	921,526
Acquisition Expenses	—	—	285,240	—
Research and Development	180,190	226,010	332,755	438,414
Total Operating Expenses	1,084,148	915,056	2,324,595	1,796,463
Operating Income	672,558	175,319	1,464,328	597,634
Other (Expense) Income
Interest Expense	(6,575)	—	(6,575)	—
Interest Income	84	1,895	164	5,867
Other Income	1,790	17,181	21,603	33,300
Total Other (Expense) Income	(4,701)	19,076	15,192	39,167
Income Before Income Taxes	667,857	194,395	1,479,520	636,801
Income Taxes	102,241	520	193,490	8,025
Net Income	$ 565,616	$ 193,875	$ 1,286,030	$ 628,776
Basic Earnings Per Common Share	$ 0.02	$ 0.01	$ 0.05	$ 0.03
Diluted Earnings Per Common Share	$ 0.02	$ 0.01	$ 0.05	$ 0.03
Weighted Average Number of Common Shares Outstanding for Basic Earnings Per Common Share	24,801,000	24,585,000	24,767,000	24,565,000
Weighted Average Number of Common Shares Outstanding for Diluted Earnings Per Common Share	25,790,000	25,010,000	25,568,000	24,915,000

The Accompanying Notes are an Integral Part of These Consolidated Financial Statements.

COVER-ALL TECHNOLOGIES INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Six months ended June 30,
	2010	2009
Cash Flows Provided From Operating Activities:
Net Income	$ 1,286,030	$ 628,776
Adjustments to Reconcile Net Income to
Net Cash Provided From Operating Activities:
Depreciation	66,600	38,687
Amortization of Capitalized Software	356,433	487,262
Amortization of Customer Lists/Relationships	16,093	—
Amortization of Non-Compete Agreements	14,044	—
Non-Cash Stock-Based Compensation	278,763	175,113
Changes in Assets and Liabilities:
(Increase) Decrease in:
Accounts Receivable	1,803,800	356,386
Prepaid Expenses	(324,034)	(132,293)
Other Assets	(108,832)	—
Increase (Decrease) in:
Accounts Payable	320,251	91,731
Accrued Liabilities	(649,495)	(729,460)
Taxes Payable	(22,728)	—
Deferred Charges	(11,251)	(11,252)
Unearned Revenue	512,009	(50,483)
Net Cash Provided From Operating Activities	3,537,683	854,467

Cash Flows Provided From (Used For) Investing Activities:
Capital Expenditures	(99,223)	—
Capitalized Software Expenditures	(1,310,863)	(417,293)
Acquisition	(1,792,023)	—
Net Cash Provided From (Used For) Investing Activities	(3,202,091)	(417,293)

Cash Flows Provided From (Used For) Financing Activities:
Dividends Paid to Common Stockholders	—	(738,383)
Proceeds from Exercise of Stock Options	30,500	7,500
Net Cash Provided From (Used For) Financing Activities	30,500	(730,883)

Change in Cash and Cash Equivalents	366,074	(293,709)
Cash and Cash Equivalents – Beginning of Period	4,324,446	4,686,470
Cash and Cash Equivalents – End of Period	$ 4,690,520	$ 4,392,761

Supplemental Disclosures of Cash Flow Information
Cash Paid During the Periods for:
Interest	$ 6,575	$ —
Income Taxes	$ 214,284	$ 8,025

Supplemental Disclosure of Non-Cash Operating and Financing Activities

On February 17, 2009, the Company declared a special cash dividend in the amount of $0.03 per share on its common stock.  This dividend was paid on April 7, 2009 to common stockholders of record as of the close of business on March 27, 2009.

Supplemental schedule of noncash investing activities:

COVER-ALL TECHNOLOGIES INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

The Company purchased certain assets of Moore Stephens Business Solutions, LLC (“MSBS”). In conjunction with the acquisition, debt was issued as follows:

Fair value of assets acquired	$ 2,482,023
Cash paid for the assets acquired	(1,792,023)
Fair Value of common stock issued	(90,000)
Debt issued	$ (600,000)

The Company issued an aggregate 76,014 shares of its common stock in connection with the acquisition.

See Note 7 of Notes to Consolidated Financial Statements for further details on the acquisition.

The Accompanying Notes are an Integral Part of These Consolidated Financial Statements.

COVER-ALL TECHNOLOGIES INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

[1]  General

For a summary of significant accounting policies, refer to Note 1 of Notes to Consolidated Financial Statements included in Cover-All Technologies Inc.’s (the “Company”) Annual Report on Form 10-K for the year ended December 31, 2009.  While the Company believes that the disclosures herein presented are adequate to make the information not misleading, these consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto included in the Company’s latest annual report.  The financial statements include on a consolidated basis the results of its wholly-owned subsidiary, Cover-All Systems, Inc.  All material intercompany transactions and balances have been eliminated.

In the opinion of management, the accompanying consolidated financial statements include all adjustments which are necessary to present fairly the Company’s consolidated financial position as of June 30, 2010, and the results of their operations for the three and six month periods ended June 30, 2010 and 2009, and their cash flows for the six month periods ended June 30, 2010 and 2009.  Such adjustments are of a normal and recurring nature.  The results of operations for the three and six month periods ended June 30, 2010 and 2009 are not necessarily indicative of the results to be expected for a full year.

 [2]  Earnings Per Share Disclosures

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share (“EPS”) computations with the effect of dilutive securities determined using the treasury stock method:

	For the three months ended June 30, 2010
	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS:
Income Available to Common Stockholders	$565,616	24,800,611	$0.02
Effect of Dilutive Securities:
Exercise of Options and Restricted Stock	—	911,489	—
Exercise of Warrants	—	77,848	—
Diluted EPS:
Income Available to Common Stockholders Plus Assumed Exercises	$565,616	25,789,948	$0.02

	For the six months ended June 30, 2010
	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS:
Income Available to Common Stockholders	$1,286,030	24,767,383	$0.05
Effect of Dilutive Securities:
Exercise of Options and Restricted Stock	—	724,982	—
Exercise of Warrants	—	75,352	—
Diluted EPS:
Income Available to Common Stockholders Plus Assumed Exercises	$1,286,030	25,667,717	$0.05

An aggregate of 579,500 restricted shares of common stock and shares of common stock underlying options at prices ranging from $1.50 to $1.55 per share were outstanding at June 30, 2010, but were not included in the computation of diluted EPS because the exercise prices of the options were greater than the average market price of the common shares.

COVER-ALL TECHNOLOGIES INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

	For the three months ended June 30, 2009
	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS:
Income Available to Common Stockholders	$193,875	24,584,786	$0.01
Effect of Dilutive Securities:
Exercise of Options and Restricted Stock	—	359,264	—
Exercise of Warrants	—	66,346	—
Diluted EPS:
Income Available to Common Stockholders Plus Assumed Exercises	$193,875	25,010,396	$0.01

	For the six months ended June 30, 2009
	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS:
Income Available to Common Stockholders	$628,776	24,564,548	$0.03
Effect of Dilutive Securities:
Exercise of Options	—	286,186	—
Exercise of Warrants	—	63,918	—
Diluted EPS:
Income Available to Common Stockholders Plus Assumed Exercises	$628,776	24,914,652	$0.03

An aggregate of 609,963 restricted shares of common stock and shares of common stock underlying options at prices ranging from $1.05 to $1.46 per share were outstanding at June 30, 2009, but were not included in the computation of diluted EPS because the exercise prices of the options were greater than the average market price of the common shares.

[3]  Stock Option and Stock Purchase Plans

Stock Options

In the three and six months ended June 30, 2010, we recognized $159,206 and $278,763, respectively, of stock-based compensation expense in our consolidated financial statements.

The estimated fair value underlying our calculation of compensation expense for stock options is based on the Black-Scholes-Merton pricing model.  Forfeitures of share-based awards are estimated at the time of grant and revised, if necessary, in subsequent periods if our estimates change based on the actual amount of forfeitures we have experienced.

In June 2005, we adopted the 2005 Stock Incentive Plan (which we refer to as the 2005 Plan).  Options and stock awards for the purchase of up to 5,000,000 shares may be granted by the Board of Directors to our employees as consultants at an exercise or grant price determined by the Board of Directors on the date of grant.  In March 2008, the 2005 Plan was amended and restated in order to make the Company’s directors who are not employees of the Company eligible participants under the 2005 Plan. Options may be granted as incentive or nonqualified stock options with a term of not more than ten years.  The 2005 Plan allows the Board of Directors to grant restricted or unrestricted stock awards or awards denominated in stock equivalent units, securities or debenture convertible into common stock, or any combination of the foregoing and may be paid in common stock or other securities, in cash, or in a combination of common stock or other securities and cash.  At June 30, 2010, an aggregate of 2,165,536 shares were available for grant under the 2005 Plan.

COVER-ALL TECHNOLOGIES INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

A summary of the changes in outstanding common stock options for all outstanding plans is as follows:

	Shares	Exercise Price Per Share	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price
Balance, January 1, 2010	1,802,463	$ 0.36 – 1.40	2.8 years	$ 0.95
Granted	567,500	1.12 – 1.55	4.9 years	1.40
Exercised	—	—	—	—
Canceled	—	—	—	—
Expired	—	—	—	—
Balance, June 30, 2010	2,369,963	$ 0.36 – 1.55	3.7 years	$ 1.05

Of the stock options outstanding, an aggregate of 1,155,463 are currently exercisable.

The Black-Scholes-Merton option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable.  In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility.  Because our employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of our employee stock options.

Warrants

There were an aggregate of 100,000 warrants outstanding at June 30, 2010.  The exercise prices for all the warrants issued and outstanding as of June 30, 2010 were equal to or greater than the market price of our common stock at the date of grant.

A summary of the changes in outstanding warrants is as follows:

	Outstanding and Exercisable Warrants	Exercise Price Per Warrant	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price
Balance, January 1, 2010	100,000	$ 0.35	1.11 years	$ 0.35
Exercised	—	—	—	—
Balance, June 30, 2010	100,000	$ 0.35	0.86 years	$ 0.35

Time-Based Restricted Stock Units

A summary of our time-based restricted stock units, or RSUs, for the six months ended June 30, 2010 is as follows:

COVER-ALL TECHNOLOGIES INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

	Shares	Weighted-Average Grant Date Fair Value Per Share
Balance, January 1, 2010	215,000	$ 1.13
Granted	483,668	1.35
Forfeited or Expired	(34,167)	1.10
Balance, June 30, 2010	664,501	$ 1.29

[4]  Income Taxes

At December 31, 2009, the Company had a net operating tax loss carryforward of approximately $16,000,000 expiring through December 31, 2026.  The deferred tax asset related to this amount has been offset by a valuation allowance.  The anticipated use of net operating loss carryforwards to offset current taxable income resulted in a decrease in that allowance of approximately $503,000 for the six months ended June 30, 2010.

[5]  Recently Issued Accounting Standards

 On July 1, 2009, the Financial Accounting Standards Board (“FASB”) issued an accounting pronouncement establishing the Accounting Standards Codification (“ASC”) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities.  This pronouncement was effective for financial statements issued for interim and annual periods ending after September 15, 2009, for most entities.  On the effective date, all non-SEC accounting and reporting standards were superseded.

FASB ASC 805, “Business Combinations.” On January 1, 2009, new authoritative accounting guidance under ASC 805, “Business Combinations,” became applicable to our accounting for business combinations closing on or after January 1, 2009. ASC 805 applies to all transactions and other events in which one entity obtains control over one or more other businesses. ASC 805 requires an acquirer, upon initially obtaining control of another entity, to recognize the assets, liabilities and any non-controlling interest in the acquiree at fair value as of the acquisition date. Contingent consideration is required to be recognized and measured at fair value on the date of acquisition rather than at a later date when the amount of that consideration may be determinable beyond a reasonable doubt. This fair value approach replaces the cost-allocation process required under previous accounting guidance whereby the cost of an acquisition was allocated to the individual assets acquired and liabilities assumed based on their estimated fair value. ASC 805 requires acquirers to expense acquisition-related costs as incurred rather than allocating such costs to the assets acquired and liabilities assumed, as was previously the case under prior accounting guidance. Assets acquired and liabilities assumed in a business combination that arise from contingencies are to be recognized at fair value if fair value can be reasonably estimated. If fair value of such an asset or liability cannot be reasonably estimated, the asset or liability would generally be recognized in accordance with ASC 450, “Contingencies.” Under ASC 805, the requirements of ASC 420, “Exit or Disposal Cost Obligations,” would have to be met in order to accrue for a restructuring plan in purchase accounting. Pre-acquisition contingencies are to be recognized at fair value, unless it is a non-contractual contingency that is not likely to materialize, in which case, nothing should be recognized in purchase accounting and, instead, that contingency would be subject to the probable and estimable recognition criteria of ASC 450, “Contingencies.”

FASB ASC 810, “Consolidation.” New authoritative accounting guidance under ASC 810, “Consolidation,” amended prior guidance to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. Under ASC 810, a non-controlling interest in a subsidiary, which is sometimes referred to as minority interest, is an ownership interest in the consolidated entity that should be reported as a component of equity in the consolidated financial statements. Among other requirements, ASC 810 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest. It also requires disclosure, on the face of the consolidated income statement, of the amounts of consolidated net income attributable to the parent and to the non-controlling interest. The new authoritative accounting guidance under ASC 810 became effective for us on January 1, 2009 and did not have a significant impact on our financial statements.

COVER-ALL TECHNOLOGIES INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

[5]  Recently Issued Accounting Standards [Continued]

Further new authoritative accounting guidance under ASC 810 amends prior guidance to change how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a company is required to consolidate an entity is based on, among other things, an entity’s purpose and design and a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. The new authoritative accounting guidance requires additional disclosures about the reporting entity’s involvement with variable-interest entities and any significant changes in risk exposure due to that involvement as well as its affect on the entity’s financial statements. This new authoritative accounting guidance under ASC 810 became effective January 1, 2010 and did not have a significant imp act on our financial statements.

FASB ASC 860, “Transfers and Servicing.” New authoritative accounting guidance under ASC 860, “Transfers and Servicing,” amends prior accounting guidance to enhance reporting about transfers of financial assets, including securitizations, and where companies have continuing exposure to the risks related to transferred financial assets. The new authoritative accounting guidance eliminates the concept of a “qualifying special-purpose entity” and changes the requirements for derecognizing financial assets. The new authoritative accounting guidance also requires additional disclosures about all continuing involvements with transferred financial assets including information about gains and losses resulting from transfers during the period. The new authoritative accounting guidance under ASC 860 became effective January 1, 2010 and did not have a significant impact on our financial statements.

FASB ASC 605, “Revenue Recognition.”  In October 2009, the FASB issued Accounting Standards Update (“ASU”) No. 2009-13, Revenue Recognition (605) Multiple-Deliverable Revenue Arrangements (A Consensus of the FASB Emerging Issues Task Force) (ASU 2009-13), which amends existing accounting standards for revenue recognition for multiple-element arrangements. To the extent a deliverable within a multiple-element arrangement is not accounted for pursuant to other accounting standards, including ASC 985-605, Software-Revenue Recognition, ASU 2009-13 establishes a selling price hierarchy that allows for the use of an estimated selling price to determine the allocation of arrangement consideration to a deliverable in a multiple element arrangement where neither vendor-specific objective evidence nor third-party evidence is available for that deliverable. ASU 2009-13 is to be applied prospectively for revenue arrangements entered into or materially modified in our first quarter of 2011. Early adoption is permitted. If we were to adopt prior to the first quarter of 2011, we must apply ASU 2009-13 retrospectively to the beginning of the fiscal year of adoption or to all periods presented. We are currently evaluating the impact of the pending adoption of ASU 2009-13 on our consolidated financial statements.

In October 2009, the FASB also issued ASU 2009-14, Revenue Recognition (605)—Applicability of AICPA Statement of Position 97-2 to Certain Arrangements That Include Software Elements (ASU 2009-14). ASU 2009-14 excludes tangible products containing software components and non-software components that function together to deliver the product’s essential functionality from the scope of ASC 605-985, Software-Revenue Recognition. ASU 2009-14 shall be applied on a prospective basis to revenue arrangements entered into or materially modified in our first quarter of fiscal 2012. Early adoption is permitted. If we were to adopt prior to the first quarter of fiscal 2012, we must apply ASU 2009-14 retrospectively to the beginning of the fiscal year of adoption or to all periods presented. We are currently evaluating the impact of the pending adoption of ASU 2009-14 on our consolidated financial statements.

 [6]  Dividend

On February 17, 2009, the Company declared a special cash dividend in the amount of $0.03 per share on its common stock.  This dividend was paid on April 7, 2009 to common stockholders of record as of the close of business on March 27, 2009.  This dividend was recorded as an increase of the accumulated deficit.

COVER-ALL TECHNOLOGIES INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

[7]  Acquisition

On April 12, 2010, we announced the acquisition of MSBS, a provider of business intelligence and advanced analytics solutions to the insurance industry based in New York, New York.  We acquired substantially all of MSBS’ assets (excluding working capital) for an aggregate purchase price of $2,450,000, with no assumed indebtedness, payable as follows:  (i) a cash payment in the amount of $1,760,000; (ii) the execution and delivery by us to MSBS of a non-negotiable, subordinated promissory note in the aggregate principal amount of $600,000; and (iii) the delivery to MSBS of 76,014 shares of our common stock, which number of shares had a fair market value of $90,000 calculated as provided for in the purchase agreement.

MSBS serves the insurance industry exclusively, providing business intelligence and advanced analytics solutions.  Leveraging its insurance Analytic Framework (IAF), which delivers accurate, available and actionable key metric and dimensions specific to the insurance industry, MSBS has established a dominant presence in an otherwise underserved market.  With the integration of these capabilities into the Cover-All portfolio, the combined company will be well positioned to deliver additional value to the existing customers of both companies, as well as benefit from an unrivaled and unique competitive advantage in its combined offerings.

On April 12, 2010 the MSBS acquisition was valued at $2,482,023.  As a result of that acquisition, the Company acquired the following assets:

Prepaid Expenses	$ 30,253
Computer Equipment	106,400
Furniture and Fixtures	89,480
Leasehold Improvements	16,775
Partially Complete Software	802,000
Non-Compete Agreements	160,000
Customer Lists/Relationships	220,000
Goodwill[1]	1,039,115

Total	$2,482,023

The above amounts represent the allocation of purchase price based on the asset valuation which occurred during April 2010.

_________________

1 Goodwill resulted from the acquisition price exceeding the fair market value of assets acquired.

COVER-ALL TECHNOLOGIES INC. AND SUBSIDIARY

Item 2:

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Certain of the matters discussed in this report, including, without limitation, matters discussed under this Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” may constitute forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act) and are subject to the occurrence of certain contingencies which may not occur in the time frames anticipated or otherwise, and, as a result, could cause actual results to differ materially from such statements.  In addition to other factors and matters discussed elsewhere in this report on Form 10-Q and in our Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 19, 2010 and other periodic reports filed, these risks, uncertainties and contingency include, but are not limited to, risks associated with increased competition, customer decisions, the successful completion of continuing development of new products, the successful negotiation, execution and implementation of anticipated new software contracts, the successful addition of personnel in the marketing and technical areas and our ability to complete development and sell and license our products at prices which result in sufficient revenues to realize profits, and other business factors beyond our control.

Overview

We are a supplier of software products for the property and casualty insurance industry, supplying a wide range of professional services that support product customization, conversion from existing systems and data integration with other software or reporting agencies.  We also offer on-going support services including incorporating recent insurance rate and rule changes in our solutions.  These support services also include analyzing the changes, developments, quality assurance, documentation and distribution of insurance rate and rule changes.

We earn revenue from software contract licenses, service fees from our Application Service Provider (“ASP”), continuing maintenance fees for servicing the product and professional services.  Total revenue for the three and six months ended June 30, 2010 increased to $4,695,000 and $8,448,000, from $2,739,000 and $5,794,000, respectively, for the three and six months ended June 30, 2009, mainly due to an increase in all revenue categories for the three and six months ended June 30, 2010.

The following is an overview of the key components of our revenue and other important financial data for the three and six months ended June 30, 2010:

Software Licenses.  Our license revenue in the three and six months ended June 30, 2010 of $396,000 and $1,447,000, respectively, was from existing customers who chose to renew, add onto or extend their use of our software.  For the three and six months ended June 30, 2009, we generated $83,000 and $306,000, respectively, in license revenue.  Our new software license revenue is affected by the strength of general economic and business conditions and the competitive position of our software products.  New software license sales are characterized by long sales cycles and intense competition.  Timing of new software license sales can substantially affect our quarterly results.

Maintenance.  Maintenance revenue was $1,400,000 and $2,718,000, respectively, in the three and six months ended June 30, 2010 compared to $1,253,000 and $2,498,000, respectively, in the same periods in 2009.  Maintenance revenue is influenced primarily by the following factors: the renewal rate from our existing customer base, the amount of new maintenance associated with new license sales and annual price increases.

Professional Services.  The increase in professional services revenue, from $890,000 and $1,986,000, respectively, in the three and six months ended June 30, 2009, to $2,262,000 and $3,011,000, respectively, in the same periods of 2010, was a result of increased demand for new software capabilities and customizations from our current customer base and our recent acquisition of MSBS.

ASP Services.  ASP services revenue was $636,000 and $1,272,000, respectively, in the first three and six months of 2010 compared to $513,000 and $1,004,000, respectively, in the same periods in 2009, due to an expanded and extended contractual relationship with two large customers.

COVER-ALL TECHNOLOGIES INC. AND SUBSIDIARY

Income before Provision for Income Taxes.  Income before provision for income taxes was $668,000 and $1,480,000, respectively, in the three and six months ended June 30, 2010 compared to $194,000 and $637,000, respectively, in the same periods of 2009, primarily due to an increase in all revenue categories and our continuing and ongoing effort to maintain our expenses in line with our revenues for the six months ended June 30, 2010.

Net Income.  Net income for the three and six months ended June 30, 2010 increased to $566,000 and $1,286,000, respectively, from $194,000 and $629,000, respectively, in the same periods of 2009, as a result of an increase in all revenue categories and our continuing and ongoing effort to maintain our expenses in line with our revenues for the six months ended June 30, 2010.

Cash Flow.  We generated $4,119,000 in positive cash flow from operations in the first six months of 2010 and ended the period with $4,691,000 in cash and cash equivalents and $3,283,000 in accounts receivable.

We continue to face competition for growth in 2010 mainly in the marketing and selling of our products and services to new customers, caused by a number of factors, including long sales cycles and general economic and business conditions.  In addition, there are risks related to customers’ acceptance and implementation delays, which could affect the timing and amount of license revenue we are able to recognize.  However, given the positive response to our new software from existing customers, the significant expansion of our relationship with a very large customer and the introduction of additional software capabilities, we are expanding our sales and marketing efforts to both new and existing customers.  Consequently, we are incurring additional sales and marketing expense in advance of generating the corresponding revenue.

Results of Operations

The following table sets forth, for the periods indicated, certain items from the consolidated statements of operations expressed as a percentage of total revenues:

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
Revenues:
License	8.4%	3.1%	17.1%	5.3%
Maintenance	29.8	45.7	32.2	43.1
Professional Services	48.2	32.5	35.6	34.3
ASP Services	13.6	18.7	15.1	17.3
Total Revenues	100.0	100.0	100.0	100.0

Cost of Revenues:
License	7.1	8.5	7.8	8.5
Maintenance	14.4	22.8	15.5	20.7
Professional Services	32.1	15.0	21.9	16.2
ASP Services	9.0	13.9	10.1	13.3
Total Cost of Revenues	62.6	60.2	55.3	58.7
Direct Margin	37.4	39.8	44.7	41.3

Operating Expenses:
Sales and Marketing	8.5	8.1	8.9	7.5
General and Administrative	10.8	17.1	11.2	16.0
Acquisition Expenses	—	—	3.4	—
Research and Development	3.8	8.2	3.9	7.6
Total Operating Expenses	23.1	33.4	27.4	31.1
Operating Income	14.3	6.4	17.3	10.2

COVER-ALL TECHNOLOGIES INC. AND SUBSIDIARY

Other (Expense) Income:
Interest (Expense) Income	(0.1)	0.1	(0.1)	0.1
Other Income	—	0.6	0.3	0.6
Total Other (Expense) Income	(0.1)	0.7	0.2	0.7
Income Before Income Taxes	14.2	7.1	17.5	10.9

Income Taxes	2.2	—	2.3	0.1

Net Income	12.0%	7.1%	15.2%	10.8%

Three and Six Months Ended June 30, 2010 Compared to Three and Six Months Ended June 30, 2009

Total revenues for the three months ended June 30, 2010 were $4,695,000 compared to $2,739,000 for the same period in 2009.  License fees were $396,000 for the three months ended June 30, 2010 compared to $83,000 in the same period in 2009 as a result of sales to existing customers in 2010.  For the three months ended June 30, 2010, maintenance revenues were $1,400,000 compared to $1,253,000 in the same period of the prior year primarily due to annual renewals from existing customers and new customer contracts signed in 2010.  For the three months ended June 30, 2010, ASP revenues were $636,000 compared to $513,000 in the same period for the prior year, due to an expanded and extended contractual relationship with two customers.  Professional services revenue contributed $2,262,000 in the three months ended June 30, 2010 compared to $890,000 in the second quarter of 2009, as a result of increased demand for new software capabilities and customizations from our current customer base and our recent acquisition.

For the six months ended June 30, 2010, total revenues were $8,448,000 compared to $5,794,000 in the same period of the prior year.

Cost of sales increased to $2,938,000 and $4,660,000, respectively, for the three and six months ended June 30, 2010 compared to $1,649,000 and $3,400,000, respectively, for the same periods in 2009, due to personnel-related costs and costs related to professional services generated by the recent acquisition. We are expanding our delivery bandwidth while maintaining our costs in line with our revenues through improved productivity and new technology in order to meet our increasing demand.  Non-cash capitalized software amortization was $167,000 and $356,000, respectively, for the three and six months ended June 30, 2010 as compared to $240,000 and $487,000, respectively, for the same periods in 2009.  We capitalized $1,565,000 and $2,131,000, respectively, of software development costs in the three and six months ended June 30, 2010 as compared to $300,000 and $417,000, respectively, in the same periods in 2009.

Research and development expenses decreased to $180,000 and $333,000, respectively, for the three and six months ended June 30, 2010 as compared to $226,000 and $438,000, respectively, for the same periods in 2009, primarily as a result of the capitalization of our efforts to develop new capability to better service our customers.  We are continuing our ongoing efforts to enhance the functionality of our products and solutions and believe that investments in research and development are critical to our remaining competitive in the marketplace.

Sales and marketing expenses were $399,000 and $758,000, respectively, for the three and six months ended June 30, 2010 as compared to $222,000 and $437,000, respectively, in the same periods of 2009.  This increase in 2010 was primarily due to an addition in our marketing and sales staff, resulting in an increase in personnel-related costs and an increase in expenditures related to advertising and promotion.

Acquisition expenses were approximately $285,000 for the three months ended June 30, 2010 as compared to zero in the same period of 2009.  These expenses were in connection with the acquisition of MSBS discussed in Note 7 of Notes to Consolidated Financial Statements.

General and administrative expenses increased to $505,000 and $948,000, respectively, in the three and six months ended June 30, 2010 as compared to $467,000 and $930,000, respectively, in the same periods in 2009. This

COVER-ALL TECHNOLOGIES INC. AND SUBSIDIARY

increase in 2010 was mainly due to stock-based compensation related to options and restricted stock issued to our employees and stock-based compensation to our non-employee directors.

Liquidity and Capital Resources

Sources of Liquidity

We have funded our operations primarily from cash flow from operations.  Cash from operations results primarily from net income from the income statement plus non-cash expenses (depreciation and amortization) and changes in working capital from the balance sheet.

Our largest source of operating cash flows is cash collections from our customers following the purchase or renewal of software licenses, product support agreements and other related services.  Payments from customers for software licenses are generally received at the beginning of the contract term.  Payments from customers for product support and ASP services are generally received in advance on a quarterly basis.  Payments for professional services are generally received 30 days after the services are performed.

At June 30, 2010, we had cash and cash equivalents of approximately $4,691,000 compared to cash and cash equivalents of approximately $4,393,000 at June 30, 2009.  The increase in cash and cash equivalents is primarily attributable to the increase in all revenue categories in the six months ended June 30, 2010.

Cash Flows

Our ability to generate cash has depended on a number of different factors, primarily our ability to continue to secure and retain existing customers and generate new license sales and related product support agreements.  In order to attract new customers and maintain or grow existing revenue streams, we utilize our existing sources of capital to invest in sales and marketing, technology infrastructure and research and development.

Our ability to continue to control expenses, maintain existing revenue streams and anticipate new revenue will impact the amounts and certainty of cash flows.  We intend to maintain our expenses in line with existing revenue streams from maintenance support, ASP services and professional services.

Balance sheet items that should be considered in assessing our liquidity include cash and cash equivalents, accounts receivable, prepaid expenses, accounts payable and accrued liabilities.  Statement of operations items that should be considered in assessing our liquidity include revenues, cost of revenues (net of depreciation and amortization), operating expenses (net of depreciation and amortization) and other expenses.  Statement of cash flows items that should be considered in assessing our liquidity include net cash flows from operating activities, net cash flows from investing activities and net cash flows from financing activities.

At June 30, 2010, we had working capital of approximately $5,562,000 compared to a working capital of approximately $7,232,000 at December 31, 2009.  This decrease in our working capital resulted primarily from an increase in all revenue categories and our continuing and ongoing effort to maintain our costs in line with our revenues offset by the recent acquisition discussed in Note 7 of Notes to Consolidated Financial Statements.  For the six months ended June 30, 2010, net cash provided from operating activities totaled approximately $3,538,000 compared to approximately $854,000 for the six months ended June 30, 2009.  In 2010, cash flow from operating activities represented the Company’s principal source of cash and results primarily from net income (loss), less non-cash expense and changes in working capital.  The Company had a significant increase in its accounts receivable in 2009 due to the license sale to one large customer offset by non-cash expenses and payment of liabilities.

For the six months ended June 30, 2010, net cash used for investing activities was approximately $3,202,000 compared to approximately $417,000 for the six months ended June 30, 2009.  The Company expects capital expenditures and capital software expenditures to continue to be funded by cash generated from operations.  For the six months ended June 30, 2010, net cash (used for) provided from financing activities was approximately $31,000 compared to approximately ($731,000) for the six months ended June 30, 2009.  The cash (used for) provided from financing activities in 2010 consisted of proceeds from the exercise of stock options.

COVER-ALL TECHNOLOGIES INC. AND SUBSIDIARY

Funding Requirements

Our primary uses of cash are for personnel-related expenditures, facilities and technology costs.

We do not anticipate any large capital expenditures that will require us to seek new sources of capital.  We lease computer equipment for terms of three years in order to have the latest available technology to serve our customers and develop new products.

On February 17, 2009, we announced that our board of directors declared a special cash dividend in the amount of $0.03 per share on our common stock.  This dividend was paid on April 7, 2009 to common stockholders of record as of the close of business on March 27, 2009. The Company also announced that in light of its decision to declare a special cash dividend, the board of directors determined that the Company will suspend its common stock buyback plan until further notice.

We prepare monthly cash flow projections on a rolling twelve-month basis based on a detailed review of anticipated receipts and revenue from licenses, maintenance, ASP and professional services.  We also perform a detailed review of our disbursements, including fixed costs, variable costs, legal costs, payroll costs and other specific payments, on a rolling twelve-month basis.

We believe that our current cash balances and anticipated cash flows from operations will be sufficient to meet our normal operating needs for at least the next twelve months.  We do not anticipate any material changes in our sources of and needs for capital.  Our ability to fund our working capital needs and address planned capital expenditures will depend on our ability to generate cash in the future.  We anticipate generating future working capital through sales to new customers and continued sales and services to our existing customers.

Our future liquidity and capital resource requirements will depend on many factors, including but not limited to the following trends and uncertainties we face:

•

Our ability to generate cash is subject to general economic, financial, competitive and other factors beyond our control.

•

Our need to invest resources in product development in order to continue to enhance our current product, develop new products, attract and retain customers and keep pace with competitive product introductions and technological developments.

•

We experience competition in our industry and continuing technological changes.

•

Insurance companies typically are slow in making decisions and have numerous bureaucratic and institutional obstacles, which can make our efforts to attain new customers difficult.

•

We compete with a number of larger companies who have greater resources than those of ours.  We compete on the basis of insurance knowledge, products, services, price, technological advances and system functionality and performance.

•

Our operations continue to depend upon the continuing business of our existing customers and our ability to attract new customers.

•

A decline in software spending in the insurance industry could result in a decrease in our revenue.

Material risks to cash flow from operations include delayed or reduced cash payments accompanying sales of new licenses or a decline in our services business.  There can be no assurance that changes in our plans or other events affecting our operations will not result in materially accelerated or unexpected expenditures.

We do not expect for there to be a change in the mix or relative cost of our sources of capital.

Net Operating Loss Carryforwards

At December 31, 2009, we had approximately $16,000,000 of federal net operating tax loss carryforwards expiring at various dates through 2026.  The Tax Reform Act of 1986 enacted a complex set of rules which limits a company’s ability to utilize net operating loss carryforwards and tax credit carryforwards in periods following an

COVER-ALL TECHNOLOGIES INC. AND SUBSIDIARY

ownership change. These rules define ownership change as a greater than 50 percent point change in stock ownership within a defined testing period which is generally a three-year period. As a result of stock which may be issued by us from time to time, including the stock which may be issued relating to a potential merger or acquisition, or as the result of other changes in ownership of our outstanding stock, we may experience an ownership change and consequently our utilization of net operating loss carryforwards could be significantly limited.

Off-Balance Sheet Transactions

We do not maintain any off-balance sheet transactions, arrangements, obligations or other relationships with unconsolidated entities or others that are reasonably likely to have a material current or future effect on our condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies and Estimates

The SEC has issued cautionary advice to elicit more precise disclosure in this Item 2, MD&A, about accounting policies that management believes are most critical in portraying our financial results and in requiring management’s most difficult subjective or complex judgments.

The preparation of financial documents in conformity with accounting principles generally accepted in the United States of America requires management to make judgments and estimates. On an on-going basis, we evaluate our estimates, the most significant of which include establishing allowances for doubtful accounts, a valuation allowance for our deferred tax assets and determining the recoverability of our long-lived assets.  The basis for our estimates are historical experience and various assumptions that are believed to be reasonable under the circumstances, given the available information at the time of the estimate, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily available from other sources.  Actual results may differ from the amounts estimated and recorded in our financial statements.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

•

Revenue Recognition

•

Valuation of Capitalized Software

•

Valuation of Allowance for Doubtful Accounts Receivable

Revenue Recognition

Revenue recognition rules are very complex, and certain judgments affect the application of our revenue policy.  The amount and timing of our revenues is difficult to predict, and any shortfall in revenue or delay in recognizing revenue could cause our operating results to vary significantly from quarter to quarter.  In addition to determining our results of operations for a given period, our revenue recognition determines the timing of certain expenses, such as commissions, royalties and other variable expenses.

Our revenues are recognized in accordance with FASB ASC 986-605, “Software Revenue Recognition,” as amended.  Revenue from the sale of software licenses is predominately related to the sale of standardized software and is recognized when these software modules are delivered and accepted by the customer, the license term has begun, the fee is fixed or determinable and collectibility is probable.  Revenue from software maintenance contracts and ASP services is recognized ratably over the life of the contract.  Revenue from professional consulting services is recognized when the service is provided.

Amounts invoiced to our customers in excess of recognizable revenues are recorded as deferred revenues.  The timing and amounts invoiced to customers can vary significantly depending on specific contract terms and can therefore have a significant impact on deferred revenues in any given period.

COVER-ALL TECHNOLOGIES INC. AND SUBSIDIARY

Our revenues are derived from the licensing of our software products, professional services, maintenance and support and ASP services.  We recognize revenue when persuasive evidence of an arrangement exists, we have delivered the product or performed the service, the fee is fixed or determinable and collection is probable.

License Revenue.  We recognize our license revenue upon delivery, provided that collection is determined to be probable and no significant obligations remain.

Services and Support Revenue.  Our services and support revenue is composed of professional services (such as consulting services and training) and maintenance and support and ASP services.  Our professional services revenue is recognized when the services are performed.  Our maintenance and support and ASP offerings are recognized ratably over the term of the arrangement.

Multiple Element Arrangement.  We enter into revenue arrangements in which a customer may purchase a combination of software, maintenance and support, and professional services (multiple-element arrangements).  When vendor-specific objective evidence (“VSOE”) of fair value exists for all elements, we allocate revenue to each element based on the relative fair value of each of the elements.  VSOE of fair value is established by the price charged when that element is sold separately.  For maintenance and support, VSOE of fair value is established by renewal rates when they are sold separately.  For arrangements where VSOE of fair value exists only for the undelivered elements, we defer the full fair value of the undelivered elements and recognize the difference between the total arrangement fee and the amount deferred for the undelivered items as revenue, assuming all other criteria for revenue recognition have been met.

Valuation of Capitalized Software

Costs for the conceptual formulation and design of new software products are expensed as incurred until technological feasibility has been established.  Once technological feasibility is established, we capitalize costs to produce the finished software products.  Capitalization ceases when the product is available for general release to customers.  Costs associated with product enhancements that extend the original product’s life or significantly improve the original product’s marketability are also capitalized once technological feasibility for that particular enhancement has been established.  Amortization is calculated on a product-by-product basis as the greater of the amount computed using (a) the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product or (b) the straight-line method over the remaining economic life of the product.  At each balance sheet date, the unamortized capitalized costs of each computer software product is compared to the net realizable value of that product.  If an amount of unamortized capitalized costs of a computer software product is found to exceed the net realizable value of that asset, such amount will be written off.  The net realizable value is the estimated future gross revenues from that product reduced by the estimated future costs of completing and deploying of that product, including the costs of performing maintenance and customer support required to satisfy our responsibility set forth at the time of sale.

Valuation of Allowance for Doubtful Accounts Receivable

Management’s estimate of the allowance for doubtful accounts is based on historical information, historical loss levels, and an analysis of the collectibility of individual accounts.  We routinely assess the financial strength of our customers and based upon factors concerning credit risk, establish an allowance for uncollectible accounts.  Management believes that accounts receivable credit risk exposure beyond such allowance is limited.

COVER-ALL TECHNOLOGIES INC. AND SUBSIDIARY

Item 3.

Quantitative and Qualitative Disclosures About Market Risk.

We are a smaller reporting company and this Item is not applicable to us.

Item 4.

Controls and Procedures.

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)).  Based upon that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms, and include controls and procedures designed to ensure that information required to be disclosed by us in such reports is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

There has been no change in our internal control over financial reporting during the quarter ended June 30, 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

* * * * * * * * *

Statements in this Form 10-Q, other than statements of historical information are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements involve known and unknown risks which may cause the Company’s actual results in future periods to differ materially from expected results.  Those risks include, among others, risks associated with increased competition, customer decisions, the successful completion of continuing development of new products, the successful negotiation, execution and implementation of anticipated new software contracts, the successful addition of personnel in the marketing and technical areas and our ability to complete development and sell and license our products at prices which result in sufficient revenues to realize profits, and other business factors beyond our control. Those and other risks are described in the Company’s filings with the SEC over the last 12 months, including our Form 10-K filed with the SEC on March 19, 2010 and Post-Effective Amendment No. 1 to Form S-1 (File No. 333-156397) filed with the SEC on May 7, 2010, copies of which are available from the SEC or may be obtained upon request from the Company.

COVER-ALL TECHNOLOGIES INC. AND SUBSIDIARY

PART II:

OTHER INFORMATION

Item 1A.

Risk Factors.

The risk factors included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed with the SEC on March 19, 2010, have not materially changed, but for the addition of the risk factors set forth in the Company’s Post-Effective Amendment No. 1 to Form S-1 (File No. 333-156397), filed with the SEC on May 7, 2010, which are incorporated herein by reference.

Item 6.

Exhibits.

Exhibit
No.	Description

31.1*	Certification of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2*	Certification of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

_________________
* Filed herewith.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COVER-ALL TECHNOLOGIES INC.

Date:  August 10, 2010

By:

 /s/ John W. Roblin

John W. Roblin, Chairman of the Board of Directors
and Chief Executive Officer

Date:  August 10, 2010

By:

/s/ Ann F. Massey

Ann F. Massey, Chief Financial Officer